THIS DOCUMENT IS A COPY OF THE FORM 11-K FILED ON JULY 1, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                            FORM 11-K
                         SECURITIES AND
                            EXCHANGE
                           COMMISSION
                         WASHINGTON, D.C.
                             20549



   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
   SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
   15 (d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934



[  X  ]   ANNUAL REPORT PURSUANT TO SECTION 15 (d)
          OF THE SECURITIES EXCHANGE ACT OF 1934


    For the Fiscal Year Ended December 31, 1996


                        OR


[      ]  TRANSACTION REPORT PURSUANT TO SECTION
          15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


           Commission File No.  0-12404



                   JACOR COMMUNICATIONS, INC.
                         RETIREMENT
                           PLAN



                   Jacor
             Communications, Inc.
           50 East RiverCenter Blvd.
               - 12th Floor
               Covington, KY
                   41011


Financial Statements, Schedules and Exhibits.
                                                             Page No.

(a) Financial Statements:

Report of Independent Accountants                               3

Statement of Net Assets Available for Plan Benefits
    as of December 31, 1996                                     4

Statement of Net Assets Available for Plan Benefits
    as of December 31, 1995                                     5

Statement of Changes in Net Assets Available for Plan
    Benefits for the year ended December 31, 1996               6

Notes to Financial Statements                                   7

(b) Supplemental Schedules:

Line 27a - Schedule of Assets Held for Investment
           Purposes                                           12

Line 27d - Schedule of Reportable Plan Transactions
           in Excess of 5% of Current Value of Plan
           Assets                                             13

(c) Exhibits:

Exhibit No.         Exhibit

23             Consent of Coopers and Lybrand L.L.P.
                    Independent Accountants                  14




                     SIGNATURES

     Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              JACOR COMMUNICATIONS,
                              INC. RETIREMENT PLAN



DATE: June 30, 1997      BY: _____/s/ R. Christopher Weber  __
                                   R. Christopher Weber
                                   Plan Administrator


          REPORT OF INDEPENDENT ACCOUNTANTS




To the Plan Administrator
Jacor Communications, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Jacor
Communications, Inc. Retirement Plan as of December
31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December
31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended
December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.

Cincinnati, Ohio
June 20, 1997


                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
                                        Statement of Net Assets Available for Plan Benefits
                                                         December 31, 1996
                                          Company         Stable       Inter-
                                           Stock           Asset      national     Balanced     Growth       Loan
                                           Fund             Fund        Fund         Fund        Fund        Fund        Total
Assets:
  Investments, at fair value
    (note 1):
     Temporary cash investments         $    62,830     $     7,262  $   26,312   $   37,980   $   50,714             $   185,098
     Common stock of participating
       employer                           5,331,391                                                                     5,331,391
     Mutual funds                                                     1,207,886    3,186,018    3,564,786               7,958,690
     Loans to participants                                                                                 $172,641       172,641

  Investments, at contract value (note 1):
     Guaranteed annuity contracts                         1,401,549                                                     1,401,549

        Total investments                 5,394,221       1,408,811   1,234,198    3,223,998    3,615,500   172,641    15,049,369

Employer contributions receivable             1,513          19,612       1,460        3,589        3,173                  29,347

Net assets available for plan
     benefits (note 3)                   $5,395,734      $1,428,423  $1,235,658   $3,227,587   $3,618,673  $172,641   $15,078,716


See accompanying notes to financial statements.

                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
                                       Statement of Net Assets Available for Plan Benefits
                                                         December 31, 1995



                                          Company         Stable       Inter-
                                           Stock           Asset      national     Balanced     Growth       Loan
                                           Fund             Fund        Fund         Fund        Fund        Fund        Total
Assets:
  Investments, at fair value
    (note 1):
     Temporary cash investments         $    18,697                   $  4,583   $   14,738   $    4,872              $   42,890
     Common stock of participating
       employer                           2,103,571                                                                    2,103,571
     Warrants to purchase shares
       of common stock of
       participating employer             1,001,277                                                                    1,001,277
     Mutual funds                                                      321,019    1,815,491    1,705,594               3,842,104
     Loans to participants                                                                                 $23,463        23,463

  Investments, at contract value (note 1):
      Guaranteed annuity contracts                       $516,863                                                        516,863

        Total investments                 3,123,545       516,863      325,602    1,830,229    1,710,466    23,463     7,530,168

Employer contributions receivable             1,882        16,218        1,198        5,539        4,437                  29,274

Net assets available for plan
     benefits (note 3)                   $3,125,427      $533,081     $326,800   $1,835,768   $1,714,903   $23,463    $7,559,442


See accompanying notes to financial statements.

                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                  Statement of Changes in Net Assets Available for Plan Benefits
                                                  Year ended December 31, 1996



                                            Company        Stable      Inter-
                                             Stock         Asset      national     Balanced      Growth      Loan
                                             Fund          Fund         Fund         Fund         Fund       Fund       Total

Fund balances, December 31, 1995          $3,125,427    $  533,081   $  326,800    $1,835,768  $1,714,903   $ 23,463    $ 7,559,442
Investment income:
  Net appreciation
    in fair value of investments
    (note 1)                              2,389,459                      98,887       211,605     330,580                 3,030,531
  Interest                                      778         50,522          521           738         938      6,124         59,621
  Dividends                                                              18,222        89,545      54,727                   162,494
Contributions:
  Employer                                  489,611         19,612        1,460         3,589       3,173                   517,445
  Participant                               234,638        226,459      316,881       617,654     844,990                 2,240,622
  Rollover                                  152,790        363,761      293,795       515,644     541,971    156,497      2,024,458
Benefits paid to participants
  (note 3)                                 (181,672)       (39,075)      (4,983)     (156,205)   (133,962)                 (515,897)
Interfund transfers, net                   (815,297)       274,063      184,075       109,249     261,353    (13,443)        -0-

Net increase                              2,270,307        895,342      908,858     1,391,819   1,903,770    149,178      7,519,274

Fund balances, December 31, 1996         $5,395,734     $1,428,423   $1,235,658    $3,227,587  $3,618,673   $172,641    $15,078,716



See accompanying notes to financial statements.

                       NOTES TO FINANCIAL STATMENTS
                       _______________



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 The following describes the significant accounting policies followed in the preparation of these financial statements.

  Investments Valuation

  Investments in securities (common stock and mutual funds) are valued at the last reported sales price on the last business day of the year.

  Investments, at fair value, which represent greater than 5% of plan assets at December 31, 1996 and 1995 consist of the following:

                                                 1996            1995

  Jacor Common Stock                         $ 5,331,391     $3,104,848

  CIGNA Guaranteed Long-Term Account           1,401,549        516,863

  American Funds - American Balanced Fund      3,186,018      1,815,491

  American Funds - The Growth Fund of America  3,564,786      1,705,594

  American Funds - EuroPacific Growth Fund     1,207,886


  The Guaranteed Long-Term Account, which consists of guaranteed annuity contracts, are considered to be fully benefit-responsive and are valued at contract value which approximates fair value. Interest rate resets for the guaranteed annuity contracts are determined every six months and are based upon CIGNA's evaluation of the contract's underlying assets. The average yield for plan years 1996 and 1995 was 6.05% and 6.28%, respectively. The interest rate at December 31, 1996 was 6.05%.

  Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts contributions and investment earnings and expenses during the reporting periods. Actual results could differ from those estimates.


                 NOTES TO FINANCIAL STATEMENTS, Continued
                           ________





  Other

  Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on specific identification of cost for common stock of the Company and average cost for other securities.


  The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


2. TAX STATUS:

  The Plan has received a favorable determination for qualification under Sections 401(a) and 401(k) (dated June 7, 1995) of the Internal Revenue Code and the related trust is exempt from federal income taxes under provisions of
  Section 501 (a) of the Internal Revenue Code. Although the Plan has been amended since receiving the favorable determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

3. DESCRIPTION OF THE PLAN:

  The following description of the Jacor Communications, Inc.
  Retirement Plan provides only general information.
  Participants should refer to the Prospectus covering the Plan and the Summary Plan Description for a more complete description of the Plan's provisions.

  A. GENERAL - The Plan is a defined contribution plan covering all employees of the Company who meet the minimum eligibility requirements of age 21 and twelve consecutive months of employment with a minimum of 1,000 hours of service in such twelve-month period. It is subject to the provisions of the Employee
     Retirement Income Security Act of 1974 (ERISA). The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.


            NOTES TO FINANCIAL STATEMENTS, Continued
                          ________



  B. CONTRIBUTIONS - Participants in the Plan may elect to contribute a percentage of their pretax earnings to the Plan. Currently, the Company, at the discretion of the Board of Directors, is matching fifty percent of the employee's elective contribution up to three percent of their annual eligible compensation. Additional amounts may be contributed by the employer for the benefit of all employees.

  C. PARTICIPANT'S ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of any additional Company contribution, and plan earnings or losses. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

  D.VESTING - Participants are immediately vested in their accounts.

  E. PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump sum benefit payment no later than sixty days subsequent to the end of the plan year in which the termination is effective provided that the participant's balance is less than
     $3,500. For participants with balances greater than $3,500, distribution may be deferred until retirement, if so elected by the participant.

  F. RIGHT TO TERMINATE - Although there are no current plans to do so, the employer, in accordance with the procedure set forth in the Plan, may terminate the Plan at any time. If the Plan should happen to terminate, participants will receive the full value of the vested interest as of the appropriate valuation date.


4. EXPENSES OF THE PLAN:

   Currently, the employer pays all administrative expenses of the Plan.


5. PARTICIPANT DATA:

  At December 31, 1996, the number of employees participating by investment direction was:

               Stable Asset Fund             630
               International Fund            407
               Balanced Fund                 632
               Growth Fund                   684
               Company Stock Fund            885


                 NOTES TO FINANCIAL STATEMENTS, Continued
                                 _________



6. PLAN AMENDMENTS:

  On July 23, 1996 the Plan was amended (1) for Plan years beginning on and after January 1, 1995, the Employer may contribute to the Plan for allocation to the Qualified Non-Elective Contribution Accounts only of Participants who are Employees during the Plan year and who are not Highly Compensated Employees, such amount as it determines appropriate to satisfy the nondiscrimination tests and (2) for Plan years beginning on and after January 1, 1995, the Employer may contribute to the Plan for allocation to the Qualified Matching Contribution Accounts only of Participants who are Employees during the Plan year and who are not Highly Compensated Employees, such amount as it determines appropriate to satisfy the nondiscrimination tests.

  On July 23, 1996 the Plan was amended to allow the merger of the Noble Broadcast Group 401k Savings Incentive Plan (the "Noble Plan") into and with this Plan according to the stated provisions. On September 30, 1996, the Noble Plan was merged into the Plan.

  On November 7, 1996 the Plan was amended (1) to allow any employee that was a participant of a plan maintained by an employer whose assets are acquired by Jacor Communications, Inc., or an employer whose stock is acquired by Jacor Communications, Inc., or an employer who enters into a management agreement with Jacor Communications, Inc. shall be eligible to enter the Plan following the effective date of the asset acquisition, stock acquisition, or management agreement, whichever is applicable and 2) to allow any Rollover Contribution that constitutes a direct transfer of a rollover distribution to include the transfer of any outstanding loan owed to such qualified retirement trust by the Employee making the Rollover Contributions so long as all stated conditions are met.

  On November 7, 1996 the Plan was amended to allow the merger of the Citicasters Co. Thrift Savings Plan (the
  "Citicasters Plan") into and with this Plan according to the stated provisions. The Citicasters Plan merged with the Plan effective January 1, 1997.

  On January 30, 1997 the Plan was amended to transfer any employee with an account maintained under the Gannett 401k Savings Plan who became an "Employee" of Jacor Communications, Inc. into and with this Plan according to the stated provisions. The selected employee accounts were transferred on January 1, 1997.


                 NOTES TO FINANCIAL STATEMENTS, Continued
                          _________





7. TRANSACTIONS WITH PERSONS KNOWN TO BE PARTIES IN INTEREST

  In connection with the January 11, 1993 restructuring of Jacor and its debt obligations, all holders of the then outstanding common stock received 0.0423618 shares of a new class of Jacor's common stock and 0.1611234 warrants to purchase such new common stock in exchange for every share of existing common stock. As a result of the restructuring, the Plan received 137,074 warrants to purchase the Jacor common stock. After the receipt of the warrants, Jacor determined that the Department of Labor could view the receipt of the warrants as a prohibited transaction under ERISA. On October 17, 1994, Jacor filed an Application for
  Prohibited Transaction Exemption with the Department of
  Labor. On June 21, 1996, a final exemption was published in the Federal Register.

  In June 1996, Jacor elected to allow these warrants to automatically be converted into the right to receive the Fair Market Value thereof (determined to be $19.70 per warrant) upon the closing of its 1996 Stock Offering. The closing of the 1996 Stock Offering occurred June 12, 1996. Plan participants were notified of this on May 16, 1996 and were informed that any time prior to the closing of the 1996 Stock Offering they could exercise their warrants, in whole or in part, at the stated exercise price of $8.30. Approximately 52,800 of the warrants were exercised in a transaction valued at $1,478,900.

8. RECONCILIATION TO FORM 5500

   Department of Labor regulations require that the differences between the amounts included in the financial statements of the Plan and reported on Form 5500 be disclosed. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1996 and 1995, in the amounts of $536,200 and $149,700, respectively, are reported as a liability on Form 5500 but not in these financial statements prepared in conformity with generally accepted accounting principles.





                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
          Line 27a - Schedule of Assets Held for Investment Purposes
                              December 31, 1996


                                                 Number of
                                                 Shares or
                                    Interest     Principal                Current
Name of Issuer and Title of Issue     Rate        Amount        Cost       Value

Temporary Cash Investments                        185,098   $  185,098  $   185,098

Jacor Communications, Inc.
    Common Stock *                                194,754    5,494,177    5,331,391



Mutual Funds:
  American Funds EuroPacific
    Growth Fund                                    46,386    1,101,804    1,207,886

  American Funds American
    Balanced Fund                                 218,970    2,961,601    3,186,018

  American Funds The Growth
    Fund of America                               215,135    3,176,754    3,564,786

      Total Mutual Funds                                     7,240,159    7,958,690

CIGNA Guaranteed Long-
     Term Account                                1,401,549   1,401,549    1,401,549

Loans to participants             6.25%-9.75%                        0      172,641

     TOTAL INVESTMENTS                                     $14,320,983  $15,049,369


*  Person known to be a party-in-interest to the Plan.


               JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
          LINE 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
                   IN EXCESS OF 5% OF CURRENT
                     VALUE OF PLAN ASSETS
                  Year ended December 31, 1996



     Column             Column                  Column          Column          Column
       A                  B                       C               D               E

                                                             Selling Price
                      Description                               or FMV
Identity of               or                   Purchase       at date of        Lease
party involved           asset                   Price       distribution       Rental

Purchases

Open Market         Jacor Communications,     $2,310,707       $ 107,246
                    Inc. Common Stock
                    (41 separate purchases
                    totaling 84,043 shares;
                    1 sale totaling 3,900
                    shares)

Open Market         American Funds:

                    American Balanced Fund    $1,328,096
                    (29 purchases totaling
                    90,667 shares)

                    American Growth Fund      $1,670,498
                    (28 purchases totaling
                    57,940 shares)

                    International Fund        $  801,633
                    (30 purchases totaling
                    32,507 shares)



                JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
            LINE 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
                    IN EXCESS OF 5% OF CURRENT
                      VALUE OF PLAN ASSETS
                    Year ended December 31, 1996

Column               Column                   Column      Column       Column       Column
  A                    B                        F           G            H            I
                                            Expenses               Current Value
                    Description             incurred                of asset on
Identity of            or                     with       Cost of    transaction   Net gain
party involved        asset                Transaction     asset        date       or (loss)

Purchases

Open Market    Jacor Communications,                   $2,428,839  $2,417,953     $(10,886)
               Inc. Common Stock
               (41 separate purchases
               totaling 84,043 shares;
               1 sale totaling 3,900
               shares)

Open Market    American Funds:

               American Balanced Fund                 $1,328,096   $1,328,096
              (29 purchaes totaling
              90,667 shares:

              American Growth Fund                    $1,670,498   $1,670,498
              (28 purchases totaling
              57,940 shares)

              International Fund                      $  801,633   $  801,633
              (30 purchaes totaling
              32,507 shares)



           JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                           EXHIBIT 23

               CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the registration statements of Jacor Communications, Inc. on Forms S-8 (File Nos. 33-10329, 33-65126, 33-56385, 33-61719, 333-
28587, 333-28371, 333-28399, 333-28401 and 333-28363) and
Forms S-3 (File Nos. 333-214191, 333-19291 and 33306639) of
our report dated June 20, 1997, on our audits of the financial statements of Jacor Communications, Inc. Retirement Plan as of December 31, 1996 and 1995, and for the year ended December 31, 1996, which report is included in this Form 11-K.







COOPERS & LYBRAND L.L.P.

Cincinnati, Ohio
June 26, 1997